Mail Stop 4561


      December 19, 2006




Li Te Xiao
President
Artcraft V, Inc.
Baimang Checking Station 1st Building South
Mountain Xili Town, Shenzhen, China

Re:	Artcraft V, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
      Filed December 12, 2006
	File No. 333-131019

Dear Mr. Xiao:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please revise the fee table on the registration statement cover page to replace "Dollar Amount to be Registered" with "Shares to be
Registered."

Management`s Discussion and Analysis or Plan of Operation

Overview

2. We note your response to prior comment 7 and your position that your company is not a development stage enterprise, as defined by SFAS 7 paragraphs 8 and 9. Please help us to understand, in sufficient detail, how you reached your position within the framework of the guidance mentioned above and in light the revenues that have
been generated to date and your current disclosure on page 25 which
indicates that "during 2005, our operations have been devoted primarily to developing a business plan, developing and designing our website, preparing to bring the website online and raising capital
for future operations and administrative functions".   If you
maintain the position that your company is not a development stage enterprise, please consider revising your disclosure throughout the filing, as appropriate, to the extent that your disclosure may give the appearance of being inconsistent with your position.

Condensed Consolidated Financial Statements (Unaudited)

3. We note your response to prior comment 14 and the considerations made by your auditors which appear to have been made as of June 30,
2006. However, we also note your disclosure on page 28 in which you indicate that "we may not have sufficient cash to meet our minimum development and operating costs for the next 12 months." Given your cash balance as of September 30, 2006, your estimated monthly costs and your past operating performance which you have discussed within
Note 11 to your annual financial statements for the year ended December 31, 2005, it appears that management should address the going concern issue in its unaudited interim financial statements. Please add appropriate disclosure in an amended filing on Form SB-2.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Accountant, at (202) 551-3439 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3852 with any other questions.


      Sincerely,



      Michael McTiernan
      Special Counsel


cc:	Richard I. Anslow, Esq. (via facsimile)
      Anslow & Jaclin, LLP
Mr. Li Te Xiao
Artcraft V, Inc.
October 17, 2006
Page 3